

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.C. 1-6-03



03016547

March 3, 2003

Bruce A. Machmeier
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

Act 1934
Section
Rule 14A-8
Public Availability 3/3/2003

Re: Ecolab Inc.
Incoming letter dated January 6, 2003

Dear Mr. Machmeier:

This is in response to your letter dated January 6, 2003 concerning the shareholder proposal submitted to Ecolab by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

612.607.7000
Fax 612.607.7100

Brussels, New York, Geneva, Orange County, Los Angeles, Paris, Minneapolis, Silicon Valley
oppenheimer.com

Direct Dial: (612) 607-7267
E-Mail: BMachmeier@oppenheimer.com

January 6, 2003

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Ecolab Inc. - Stockholder Proposal Submitted by the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

This letter is to advise you that it is the intention of our client, Ecolab Inc. (the "Company"), to omit from its proxy statement and form of proxy for the Company's 2003 Annual Meeting of Stockholders (collectively, the "2003 Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Fund"), by facsimile on November 22, 2002. Copies of the Proposal and accompanying cover letter, dated November 22, 2002, are attached hereto as Attachment A.

On behalf of the Company, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in the Company's opinion that the Proposal may be excluded from the 2003 Proxy Materials. The Company believes that the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rules 14a-8(b) and 14a-8(f) under the Securities Exchange Act of 1934 because the Fund failed to demonstrate in a timely manner that it is eligible to submit a proposal. The Company also believes the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. The Company's bases for omission under Rules 14a-8(b), 14a-8(f) and 14a-8(i)(10) are described below.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Fund, informing it of the Company's intention to omit the Proposal from the 2003 Proxy Materials.

THE PROPOSAL

The resolution portion of the Proposal states: "Resolved, that the shareholders of Ecolab Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company."

REASONS FOR OMISSION

I. The Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)

The Proposal may be properly excluded pursuant to Rules 14a-8(b) and 14a-8(f) because the Fund failed to demonstrate in a timely manner that it is eligible to submit a proposal. Under Rules 14a-8(b) and 14a-8(f), the Fund has the burden of establishing proof that it meets certain eligibility requirements. Rule 14a-8(b)(1) requires that the Fund, at the time it submitted the Proposal, "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal."

If the Fund fails to comply with Rule 14a-8(b), the Company, pursuant to Rule 14a-8(f), may exclude the Proposal, but only after the Company has notified the Fund of the deficiency and the Fund fails to correct such deficiency. Under Rule 14a-8(f)(1), within 14 days of receiving the Proposal, the Company was required to notify the Fund in writing of any procedural or eligibility deficiencies, as well as provide the Fund with the proper time frame for its response. In addition, the Fund was required to respond to the Company and correct any deficiency within 14 days from the date the Fund received the Company's notification. Since the Fund failed to correct the procedural deficiency identified by the Company within the 14-day period, the Company seeks to exclude the Proposal from its 2003 Proxy Materials.

The Fund, in a letter accompanying the Proposal received November 22, 2002, stated that it held for at least one year 600 shares of the Company's common stock, and that it intended to hold those shares through the date of the Company's next annual meeting. In addition, the Fund stated that the "record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." The Company received no such letter. Accordingly, the Company, on December 5, 2002, wrote to the Fund and requested that the Fund verify its eligibility to submit the Proposal by providing the Company with evidence of its share ownership within 14 calendar days in accordance with Rule 14a-8. The 14-day deadline expired on December 19, 2002. On December 20, 2002, the Company received a facsimile from the co-trustee and custodian of the Fund verifying its beneficial ownership. A copy of the facsimile and Company letter are attached hereto as Attachment B.

Rule 14a-8(f)(1) provides that a company may exclude a stockholder proposal if the proponent fails to correct any eligibility defects within 14 days of receiving timely notice of such defects. See Staff Legal Bulletin No. 14 (July 13, 2001). The Staff has on numerous occasions taken a no-action position concerning a company's omission of a stockholder proposal based on a proponent's failure to provide evidence of eligibility under Rules 14a-8(b) and 14a-8(f)(1) within 14 days after receipt of proper notification by the company of the eligibility deficiency. See Comprehensive Care Corp. (April 15, 2002) and Exxon Mobile Corporation (January 23, 2001). In particular, in Exxon Mobile Corporation the Staff allowed exclusion of a proposal where the proponent attempted to cure a procedural defect one week after the 14 day deadline had expired.

The Company notes that this is not a situation where a proponent is unfamiliar with the rules governing submissions of stockholder proposals and has failed to satisfy a technical requirement out of ignorance. On the contrary, the Fund is an experienced stockholder who previously has submitted proposals to various registrants. The Company's research of no-action letters shows the Fund submitting at least 20 proposals within the last three years. In addition, it is apparent that the Fund was aware of the beneficial ownership requirement due to its acknowledgement in its original letter that the required beneficial ownership information would follow in a subsequent letter. For these reasons, the Company believes it may properly omit the proposal from its 2003 Proxy Materials.

II. The Proposal may be excluded under Rule 14a-8(i)(10)

The Company believes that the Proposal is properly excludable under Rule 14a-8(i)(10). Under Rule 14a-8(i)(10), a registrant may exclude a proposal if the registrant has substantially implemented the proposal. The Staff has previously indicated that a proposal need not be implemented precisely as presented in order to be omitted. Instead, the Staff's standard of review under Rule 14a-8(i)(10) is whether "a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (March 28, 1991).

The Proposal requests that the Company "expense" stock options in its annual income statement. The Statement of Financial Accounting Standards 123 ("SFAS 123") allows companies to account for stock-based employee compensation plans by applying either the "fair value-based method" or the "intrinsic value-based method" as set forth in Accounting Principals Board Opinion No. 25 ("APB Opinion No. 25"). Implementation of the Proposal would require the Company to adopt a change in accounting principles so that stock options would be accounted for as provided under the so-called "fair value-based method." That method measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement over the service period, which is usually the vesting period. The "intrinsic value-based method" typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. The Company, like most publicly traded companies, uses the "intrinsic value-based method" of accounting for stock-based employee compensation plans. Beginning with the fiscal year ended December 31, 2002, the Company will also adopt the disclosure provisions of Statement of Financial Accounting Standards 148 "Accounting for Stock-Based Compensation – Transition and Disclosure."

The Company currently calculates its compensation costs pursuant to the intrinsic value-based method pursuant to APB Opinion No. 25 and presents in its financial statements pro forma compensation amounts in compliance with SFAS 123. Accordingly, the Company disclosed in Note 9 of the Company's consolidated financial statements in its most recent Annual Report to Stockholders, which is incorporated by reference into the Company's most recent Annual Report on Form 10-K, the following information: (i) the Company's pro forma earnings and earnings per share as if the fair value-based method had been applied, and (ii) the Company's basis for computing the fair value of stock options under the Black-Scholes option pricing model, including the weighted-average assumptions used. A copy of Note 9 of the Company's consolidated financial statements is attached hereto as Attachment C.

The Company believes that this footnote disclosure provides the information the Fund is seeking through the proposal (earnings and earnings per share under the fair value-based method of accounting for stock incentive and option plans), in a manner that is consistent with generally accepted accounting principles. Since the Fund seeks no information that is not already available, the Company believes that its existing practices compare favorably with the guidelines of the proposal. Accordingly, the Company believes that the Proposal has been substantially implemented and is properly excludable under Rule 14a-8(i)(10).

CONCLUSION

Notwithstanding the Commission's recent reversal of the Staff's position to allow the exclusion of this type of proposal under Rule 14a-8(i)(7), the Company continues to believe that it should be allowed to omit this Proposal from its 2003 Proxy Materials because it "deals with a matter relating to the registrant's ordinary business operations." Due to the recent pronouncement the Company has elected to refrain from making any detailed arguments under this basis for exclusion, however, the Company would like to reserve such right if the Commission were to revise its position in the future.

For the reasons set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's Rule 14a-8(d) response. Please do not hesitate to call me at (612) 607-7267 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Thank you for your attention to this matter.

Very truly yours,



Bruce A. Machmeier

BAM:pjp
Attachments

Attachment A


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Friday, November 22, 2002

■TO
Kenneth A. Iverson
Vice-President & Secretary
Ecolab, Inc.

■SUBJECT
Shareholder Proposal

■FAX NUMBER
651-293-2092

■FROM
Ed Durkin

■NUMBER OF PAGES (INCLUDING THIS COVER SHEET)
5

RECEIVED
NOV 25 2002
T.P. DORDELL

RECEIVED
NOV 25 2002

FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA FACSIMILE 651-293-2092]

November 22, 2002

Kenneth A. Iverson
Vice-President and Secretary
Ecolab, Inc.
370 Wabasha St. North
St. Paul, MN 55102

Re: Shareholder Proposal

Dear Mr. Iverson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Ecolab, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the expensing of stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,



Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Option Expensing Proposal

Resolved, that the shareholders of Ecolab Inc. ("Company") hereby request that the Company's Board of Directors establish a policy of expensing in the Company's annual income statement the costs of all future stock options issued by the Company.

Statement of Support: Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Most companies, including ours, report the cost of stock options as a footnote in the annual report, rather than include the option costs in determining operating income. We believe that expensing stock options would more accurately reflect a company's operational earnings.

Stock options are an important component of our Company's executive compensation program. Options have replaced salary and bonuses as the most significant element of executive pay packages at numerous companies. The lack of option expensing can promote excessive use of options in a company's compensation plans, obscure and understate the cost of executive compensation and promote the pursuit of corporate strategies designed to promote short-term stock price rather than long-term corporate value.

A recent report issued by Standard & Poor's indicated that the expensing of stock option grant costs would have lowered operational earnings at companies by as much as 10%. "The failure to expense stock option grants has introduced a significant distortion in reported earnings," stated Federal Reserve Board Chairman Alan Greenspan. "Reporting stock options as expenses is a sensible and positive step toward a clearer and more precise accounting of a company's worth." *Globe and Mail,* "Expensing Options Is a Bandwagon Worth Joining," Aug. 16, 2002.

Warren Buffett wrote in a *New York Times* Op-Ed piece on July 24, 2002:

> There is a crisis of confidence today about corporate earnings reports and the credibility of chief executives. And it's justified.
>
> For many years, I've had little confidence in the earnings numbers reported by most corporations. I'm not talking about Enron and WorldCom — examples of outright crookedness. Rather, I am referring to the legal, but improper, accounting methods used by chief executives to inflate reported earnings. . .

> Options are a huge cost for many corporations and a huge benefit to executives. No wonder, then, that they have fought ferociously to avoid making a charge against their earnings. Without blushing, almost all C.E.O.'s have told their shareholders that options are cost-free. . .
>
> When a company gives something of value to its employees in return for their services, it is clearly a compensation expense. And if expenses don't belong in the earnings statement, where in the world do they belong?

Many companies have responded to investors' concerns about their failure to expense stock options. In recent months, more than 100 companies, including such prominent ones as Coca Cola, Washington Post, and General Electric, have decided to expense stock options in order to provide their shareholders more accurate financial statements. Our Company has yet to act. We urge your support.

Attachment B

ECOLAB

Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102-1390
Fax: 651-293-2573
Bus: 651-293-2523

Law Department

Timothy P. Dordell
Associate General Counsel - Corporate
and Assistant Secretary

December 5, 2002

VIA FACSIMILE AND OVERNIGHT COURIER

Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters and Joiners of America
101 Constitution Avenue, N.W.
Washington D.C. 20001
Fax: (202) 543-5724

Re: Notice of Deficiency Concerning Shareholder Proposal

Dear Mr. McCarron:

On November 22, 2002, Ecolab Inc. (the "Company") received your letter submitting a stockholder proposal (the "Proposal") for inclusion in the proxy statement to be distributed to the Company's stockholders in connection with the Company's 2003 annual meeting of stockholders (the "2003 Proxy Statement").

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, in connection with the Proposal the United Brotherhood of Carpenters Pension Fund (the "Fund") is required to provide the Company with documentation as to the Fund's ownership of voting securities of the Company. Your letter states that the Fund beneficially owns approximately 600 shares of the Company's common stock. Your letter also states that "the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter." To date, we have not received any information from the record holder of these shares verifying your beneficial ownership.

Pursuant to Rule 14a-8(f), you must furnish the Company with the required proof of your ownership in a response postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to submit this proof within that time period will entitle the Company to exclude the Proposal from its 2003 Proxy Statement.

Very truly yours,



Timothy P. Dordell
Associate General Counsel - Corporate
and Assistant Secretary

AmalgaTrust Company Inc.
One West Monroe
Chicago, Illinois 60603-5301
Fax 312/822-8527

AMALGATRUST
Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 651-293-2092]

December 20, 2002

Kenneth A. Iverson
Vice-President and Secretary
Ecolab, Inc.
370 Wabasha St. North
St. Paul, MN 55102

Re: Record Letter

Dear Mr. Iverson:

AmalgaTrust Company Inc. serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 600 shares of Ecolab, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

Attachment C

Fair Value of Other Financial Instruments

The carrying amount and the estimated fair value of other financial instruments held by the company were:

December 31 (thousands)	2001	2000	1999
Carrying amount			
Cash and cash equivalents	$ 41,793	$ 43,965	$ 47,748
Notes payable	230,306	68,644	96,992
Long-term debt (including current maturities)	515,367	302,325	184,082
Fair value			
Long-term debt (including current maturities)	$526,378	$303,982	$182,271

The carrying amounts of cash equivalents and notes payable approximate fair value because of their short maturities.

The fair value of long-term debt is based on quoted market prices for the same or similar debt instruments.

Note 8. Shareholders' Equity

Authorized common stock, par value $1.00 per share, was 200 million shares in 2001, 2000 and 1999. Treasury stock is stated at cost. Dividends declared per share of common stock were $0.525 for 2001, $0.49 for 2000 and $0.435 for 1999.

The company has 15 million shares, without par value, of authorized but unissued preferred stock.

Each share of outstanding common stock entitles the holder to one-half of a preferred stock purchase right. A right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a purchase price of $115, subject to adjustment. The rights, however, will not become exercisable unless and until, among other things, any person or group acquires 15 percent or more of the outstanding common stock of the company, or the company's board of directors declares a holder of 10 percent or more of the outstanding common stock to be an "adverse person" as defined in the rights plan. Upon the occurrence of either of these events, the rights will become exercisable for common stock of the company (or in certain cases common stock of an acquiring company) having a market value of twice the exercise price of a right. The rights provide that the holdings by Henkel KGaA or its affiliates, subject to compliance by Henkel with certain conditions, will not cause the rights to become exercisable nor cause Henkel to be an "adverse person." The rights are redeemable under certain circumstances at one cent per right and, unless redeemed earlier, will expire on March 11, 2006.

The company reacquired 621,700 shares of its common stock in 2001, 4,781,500 shares in 2000 and 898,200 shares in 1999 through open and private market purchases under prior board authorizations. In December 2000, the company announced a new authorization to repurchase up to 5.0 million shares of Ecolab common stock for the purpose of offsetting the dilutive effect of shares issued for stock incentive plans and for general corporate purposes. As of December 31, 2001, 4.4 million shares remained to be purchased under this program. The company also reacquired 209,419 shares of its common stock in 2001, 90,065 shares in 2000 and 105,571 in 1999 related to the exercise of stock options and the vesting of stock awards.

9. Stock Incentive and Option Plans

The company's stock incentive and option plans provide for grants of stock options and stock awards. Common shares available for grant as of December 31 were 1,899,571 for 2001, 3,501,782 for 2000 and 6,291,653 for 1999.

Options may be granted to purchase shares of the company's stock at not less than fair market value at the date of grant. Options granted in 2000 and 2001 generally become exercisable over three years from date of grant and expire within ten years from date of grant. A summary of stock option activity and average exercise prices is as follows:

Shares	2001	2000	1999
Granted	2,667,026	2,768,975	1,688,190
Exercised	(1,564,137)	(2,188,380)	(850,676)
Canceled	(556,334)	(142,090)	(381,844)
December 31:			
Outstanding	12,429,241	11,882,686	11,445,181
Exercisable	7,696,903	5,531,858	6,619,361
Average exercise price per share			
Granted	$38.65	$39.04	$40.06
Exercised	12.38	10.56	9.92
Canceled	44.69	33.66	44.26
December 31:			
Outstanding	33.73	30.35	24.28
Exercisable	$30.93	$17.73	$13.83

Note 9. Stock Incentive and Option Plans (continued)

Information related to stock options outstanding and stock options exercisable as of December 31, 2001, is as follows:

Options Outstanding

Range of Exercise Prices	Options Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$ 8.77 - $13.41	1,680,844	2.7 years	$11.73
$14.88 - $35.81	2,385,111	5.7 years	24.38
$37.92 - $38.53	4,653,055	9.3 years	38.23
$39.44 - $43.91	1,635,231	8.0 years	40.52
$49.00	2,075,000	1.4 years	$49.00

Options Exercisable

Range of Exercise Prices	Options Exercisable	Weighted-Average Exercise Price
$ 8.77 - $13.41	1,680,844	$11.73
$14.88 - $35.81	2,210,454	23.78
$37.92 - $38.53	893,906	38.53
$39.44 - $43.91	836,699	40.17
$49.00	2,075,000	$49.00

Stock awards are subject to forfeiture in the event of termination of employment. The value of a stock award at the date of the grant is charged to income over the periods during which the restrictions lapse.

The expense associated with shares issued under the company's restricted stock plan is based on the market price of the company's stock at the date of grant and is amortized on a straight-line basis over the periods during which the restrictions lapse. Restricted stock awards generally vest over a 4-year period with 50 percent vesting 2 years after grant and the remaining 50 percent vesting 4 years after grant. Stock awards are not performance based and vest with continued employment. In the computation of basic earnings per share, unvested restricted shares are not considered. The effect of restricted stock awards, cancellations and vesting are included in the computation of diluted earnings per share using the treasury stock method.

The company measures compensation cost for its stock incentive and option plans using the intrinsic value-based method of accounting.

Had the company used the fair value-based method of accounting to measure compensation expense for its stock incentive and option plans beginning in 1995 and charged compensation cost against income, over the vesting periods, based on the fair value of options at the date of grant, net income and the related basic and diluted per common share amounts for 2001, 2000 and 1999 would have been reduced to the following pro forma amounts:

(thousands, except per share)	2001	2000	1999
Net income			
As reported	$188,170	$206,127	$175,786
Pro forma	177,540	198,442	170,854
Basic net income per common share			
As reported	1.48	1.61	1.36
Pro forma	1.39	1.55	1.32
Diluted net income per common share			
As reported	1.45	1.58	1.31
Pro forma	$ 1.37	$ 1.50	$ 1.27

The weighted-average grant-date fair value of options granted in 2001, 2000 and 1999, and the significant assumptions used in determining the underlying fair value of each option grant on the date of grant utilizing the Black-Scholes option-pricing model, were as follows:

	2001	2000	1999
Weighted-average grant-date fair value of options granted			
Granted at market prices	$11.28	$11.50	$11.32
Granted at prices exceeding market	$ 4.74	$ 3.38	$ 8.25
Assumptions			
Risk-free interest rate	4.7%	6.2%	6.2%
Expected life	6 years	6 years	6 years
Expected volatility	24.8%	19.6%	17.8%
Expected dividend yield	1.3%	1.1%	1.2%

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ecolab Inc.
Incoming letter dated January 6, 2003

The proposal requests that the board of directors establish a policy of expensing in the company's annual income statement the costs of all future stock options issued by the company.

There appears to be some basis for your view that Ecolab may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of Ecolab's request, documentary support indicating that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Ecolab omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Ecolab relies.

Sincerely,

Gail A. Pierce
Attorney-Advisor